7733 Forsyth Boulevard Suite 800	Phone: 314.854.8000 Fax: 314.854.8003
St. Louis, Missouri 63105
www.Belden.com

January 13, 2012

Via EDGAR and Facsimile (703-813-6968)

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. John Hartz

Re:  Belden Inc.

  Form 10-K for the Year ended December 31, 2010

  Filed February 25, 2011

  Form 10-Q for the Quarter ended October 2, 2011

  Filed November 9, 2011

  File No. 1-12561

Dear Mr. Hartz:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated December 20, 2011. Set forth below are the Staff’s comments, in bold, together with our responses. All references to page numbers in this letter correspond to pagination in the filings referenced above.

Form 10-K for the Year Ended December 31, 2010

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

In our responses below, we have included the revised or additional disclosures as requested in the Staff’s comments. We will include such revisions, with any appropriate updates, in our future filings.

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 23

General

2.	Since your foreign operations are significant, please address the following:

•	Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end;

•

Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and

•

Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

Securities and Exchange Commission

January 13, 2012

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06a.

Response:

In future Form 10-K filings, we will provide the disclosures requested above within Management’s Discussion and Analysis, to the extent material. Such disclosure will appear substantially as follows, with any appropriate updates:

Our cash and cash equivalents balance was $358.7 million as of December 31, 2010. Of this amount, $186.1 million was held outside of the U.S. in our foreign operations. Substantially all of the foreign cash and cash equivalents are readily convertible into U.S. dollars or other foreign currencies. Our strategic plan does not require the repatriation of foreign cash in order to fund our operations in the U.S., and it is our current intention to permanently reinvest the foreign cash and cash equivalents outside of the U.S. If we were to repatriate the foreign cash to the U.S., we may be required to accrue and pay U.S. taxes in accordance with applicable U.S. tax rules and regulations as a result of the repatriation.

Item 8—Financial Statements and Supplementary Data, page 31

Note 2—Summary of Significant Accounting Policies, page 36

3.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

Response:

In future Form 10-K filings, we will provide the disclosures requested above within our accounting policy footnote. Such disclosure will appear substantially as follows, with any appropriate updates:

Cost of sales

Cost of sales includes our total cost of inventory sold during the period, including material, labor, production overhead costs, variable manufacturing costs, and fixed manufacturing costs. Production overhead costs include operating supplies, applicable utility expenses, maintenance costs, and scrap. Variable manufacturing costs include inbound, interplant, and outbound freight, inventory shrinkage, and charges for excess and obsolete inventory. Fixed manufacturing costs include the costs associated with our purchasing, receiving, inspection, warehousing, distribution centers, production and inventory control, and manufacturing management.

Securities and Exchange Commission

January 13, 2012

Selling, general and administrative expenses

Selling, general and administrative expenses include expenses not directly related to the production of inventory. They include all expenses related to selling and marketing our products, as well as the salary and benefit costs of associates performing the selling and marketing functions. Selling, general, and administrative expenses also include salary and benefit costs, purchased services, and other costs related to our executive and administrative functions.

Note 3—Acquisitions, page 41

4.	Please disclose the amounts of revenue and earnings of each of the acquired companies since the acquisition dates that are included in your statements of operations. Refer to FASB ASC 805-10-50-2(h)(1).

Response:

We determined that the revenues and earnings of each of the acquired companies included in our 2010 statement of operations were not material, either individually or in the aggregate. In the aggregate, we recorded approximately $6.5 million and $3.2 million of revenues and net loss, respectively, related to our acquired companies, which were less than 0.5% and 3% of the related consolidated financial statement line items, respectively. Based on these quantitative evaluations, we determined that the disclosure was not material.

In future Form 10-K filings, we will provide the disclosures requested above within the footnotes to the consolidated financial statements, to the extent material.

5.	Please also revise to disclose the results of operations on a pro forma basis in accordance with FASB ASC 805-10-50-2(h)(2) and (3).

Response:

For our Form 10-K for the year-ended December 31, 2010, we determined that the supplemental pro forma information required under FASB ASC 805-10-50-2(h)(2) and (3) was not material for our acquired companies, either individually or in the aggregate. The impact of our acquired companies on revenues and net income as though we had owned them for all of 2010 was approximately $90.0 million and $8.0 million, respectively, which represents approximately 6% and 7% of the related consolidated line items, respectively.

In future Form 10-K filings, we will provide the disclosures requested above within the footnotes to the consolidated financial statements, to the extent material.

Securities and Exchange Commission

January 13, 2012

Note 7—Income (Loss) Per Share, page 50

6.	Please disclose how you treat restricted stock units for purposes of calculating basic and diluted earnings per share. Please separately discuss vested and unvested restricted stock units. See FASB ASC 260-10-45-13 and 260-10-45-17.

Response:

In future Form 10-K filings, we will provide the disclosures requested above within our Income Per Share footnote. Such disclosure will appear substantially as follows, with any appropriate updates:

For purposes of calculating basic earnings per share, unvested restricted stock units are not included in the calculation of basic weighted average shares outstanding until all necessary conditions have been satisfied and issuance of the shares underlying the restricted stock units is no longer contingent. Necessary conditions are not satisfied until the vesting date, at which time holders of our restricted stock units receive shares of our common stock.

For purposes of calculating diluted earnings per share, unvested restricted stock units are included to the extent that they are dilutive. In determining whether unvested restricted stock units are dilutive, each issuance of restricted stock units is considered separately.

Once a restricted stock unit has vested, it is included in the calculation of both basic and diluted weighted average shares outstanding.

Note 26—Supplemental Guarantor Information, page 71

7.	Please enhance your disclosure to disclose, if true, that all the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X. Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned.” Refer to Rule 3-10(i)(8) of Regulation S-X.

Response:

In future Form 10-K filings, we will provide the disclosures requested above within our Supplemental Guarantor Information footnote. Such disclosure will appear substantially as follows, with any appropriate updates:

All subsidiary guarantors are 100% owned by the Company.

Item 9A—Controls and Procedures, page 80

8.	Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

Response:

In future Form 10-K filings, we will provide the disclosure requested above within Item 9A—Controls and Procedures. Such disclosure will appear substantially as follows, with any appropriate updates:

Securities and Exchange Commission

January 13, 2012

There was no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Form 10-Q for the Quarter Ended October 2, 2011

General

9.	Please address the above comments in your interim filings as well, as applicable.

Response:

In future interim filings, we will address the above comments by providing the responses in this letter, with any appropriate updates, as applicable.

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8000.

Sincerely,

/s/ Henk Derksen

Henk Derksen

Senior Vice President, Finance, and Chief Financial Officer